Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THAT CITIGROUP GLOBAL MARKETS INC. HAS LAUNCHED A TENDER OFFER TO PURCHASE ANY AND ALL OF BANCOLOMBIA S.A.’S OUTSTANDING 5.950% SENIOR NOTES DUE 2021

Medellin, Colombia, January 8, 2020

Today, Bancolombia S.A. announced that Citigroup Global Markets Inc. has commenced an offer to purchase (the “Offer”) for cash any and all of the Issuer’s outstanding 5.950% Senior Notes due 2021 (the “Notes”) upon the terms and subject to the conditions set forth in an Offer to Purchase dated the date hereof (as it may be amended or supplemented from time to time, the “Offer to Purchase”). The Issuer intends to redeem all or a portion of the Notes that remain outstanding following the completion of the Offer.

The Offer to Purchase does not constitute a notice of redemption and no redemption will be binding on the Issuer until such time as a notice of redemption is delivered in accordance with the indenture dated as of June 3, 2011, among the Issuer and The Bank of New York Mellon, as trustee.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are the dealer managers for the Offer. Global Bondholder Services Corporation has been appointed as the information and tender agent for the Offer.

Persons with questions regarding the Offer should contact Citigroup Global Markets Inc. at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), or J.P. Morgan Securities LLC at (866) 846-2874 (toll-free) or (212) 834-7279 (collect). In addition, holders of Notes may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or exemption from registration of such securities under the securities law of any such state or jurisdiction.

Contacts
Jose Humberto Acosta	Alejandro Mejía
Financial VP	IR Manager
Tel.: (571) 4885934	Tel.: (574) 4041837